File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2007

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A.

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
	(Unaudited)
Net sales	$744,235	$658,512	$1,769,262	$1,553,835
Cost of goods sold	469,801	419,855	1,134,088	1,021,301

Gross profit	274,434	238,657	635,174	532,534
Operating expenses:
Marketing and selling	98,512	84,146	239,762	205,789
Research and development	31,378	28,778	91,082	79,824
General and administrative	28,318	26,137	83,789	71,357

Total operating expenses	158,208	139,061	414,633	356,970
Operating income	116,226	99,596	220,541	175,564
Interest income, net	4,301	2,045	11,764	5,521
Other income (expense), net	26,182	2,593	(37,522)	12,431

Income before income taxes	146,709	104,234	194,783	193,516
Provision for income taxes	13,137	9,930	24,095	19,861

Net income	$133,572	$94,304	$170,688	$173,655

Net income per share:
Basic	$0.74	$0.52	$0.94	$0.95
Diluted	$0.71	$0.49	$0.90	$0.91
Shares used to compute net income per share:
Basic	181,549	182,652	181,602	182,601
Diluted	188,814	191,145	188,748	190,655

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2007	March 31, 2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$499,248	$196,197
Short-term investments	10,840	214,625
Accounts receivable	444,090	310,377
Inventories	252,661	217,964
Other current assets	63,510	68,257

Total current assets	1,270,349	1,007,420
Property, plant and equipment	96,369	87,054
Goodwill	194,552	179,991
Other intangible assets	23,465	18,920
Other assets	35,991	34,078

Total assets	$1,620,726	$1,327,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$—	$11,856
Accounts payable	354,480	218,129
Accrued liabilities	199,043	235,080

Total current liabilities	553,523	465,065
Other liabilities	105,832	17,874

Total liabilities	659,355	482,939

Commitments and contingencies
Shareholders’ equity:
Shares, par value CHF 0.25 - 231,606,620 authorized, 60,661,860 conditionally authorized and 191,606,620 issued at December 31, 2007; 231,606,620 authorized, 71,561,860 conditionally authorized and 191,606,620 issued at March 31, 2007	33,370	33,370
Additional paid-in capital	51,178	72,779
Less shares in treasury, at cost, 10,157,444 at December 31, 2007 and 9,363,639 at March 31, 2007	(271,960)	(217,073)
Retained earnings	1,174,608	995,606
Accumulated other comprehensive loss	(25,825)	(40,158)

Total shareholders’ equity	961,371	844,524

Total liabilities and shareholders’ equity	$1,620,726	$1,327,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended December 31,
	2007	2006
	(Unaudited)
Cash flows from operating activities:
Net income	$170,688	$173,655
Non-cash items included in net income:
Depreciation	33,030	26,295
Amortization of other intangible assets	3,655	3,285
Share-based compensation expense related to options and purchase rights	15,259	14,994
Write-down of investments	72,923	—
Gain on sales of investments	(27,761)	(6,530)
Gain on cash surrender value of life insurance policies	(842)	(901)
In-process research and development	—	1,000
Excess tax benefits from share-based compensation	(14,080)	(10,648)
Deferred income taxes and other	(2,190)	(9,177)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(116,602)	(117,926)
Inventories	(24,276)	(29,811)
Other assets	(6,426)	(7,070)
Accounts payable	131,195	108,908
Accrued liabilities	55,334	67,072

Net cash provided by operating activities	289,907	213,146

Cash flows from investing activities:
Purchases of property, plant and equipment	(41,289)	(36,641)
Purchases of short-term investments	(379,793)	(231,500)
Sales of short-term investments	538,479	126,550
Proceeds from sale of investment	11,308	12,874
Premiums paid on cash surrender value life insurance policies	(346)	(537)
Acquisitions and investments, net of cash acquired	(21,911)	(20,406)

Net cash provided by (used in) investing activities	106,448	(149,660)

Cash flows from financing activities:
Repayment of short-term debt	(11,739)	(1,749)
Purchases of treasury shares	(137,890)	(85,541)
Proceeds from sale of shares upon exercise of options and purchase rights	40,371	29,746
Excess tax benefits from share-based compensation	14,080	10,648

Net cash used in financing activities	(95,178)	(46,896)

Effect of exchange rate changes on cash and cash equivalents	1,874	1,485

Net increase in cash and cash equivalents	303,051	18,075
Cash and cash equivalents at beginning of period	196,197	245,014

Cash and cash equivalents at end of period	$499,248	$263,089

Supplemental cash flow information:
Interest paid	$9	$129
Income taxes paid	$8,058	$6,928

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Registered shares		Additional paid-in capital	Treasury shares		Retained earnings	Accumulated other comprehensive loss
	Shares	Amount		Shares	Amount			Total
March 31, 2006	191,606	$33,370	$100,339	8,955	$(186,080)	$765,758	$(28,211)	$685,176
Net income	—	—	—	—	—	173,655	—	173,655
Cumulative translation adjustment	—	—	—	—	—	—	10,968	10,968
Unrealized loss on investment, net of tax	—	—	—	—	—	—	(11,118)	(11,118)
Reclassification adjustment for realized gains on investment included in net income	—	—	—	—	—	—	(6,530)	(6,530)
Deferred realized hedging gains	—	—	—	—	—	—	(635)	(635)

Total comprehensive income								166,340

Tax benefit from exercise of stock options	—	—	16,649	—	—	—	—	16,649
Purchases of treasury shares	—	—	—	3,730	(85,541)	—	—	(85,541)
Sale of shares upon exercise of options and purchase rights	—	—	(50,532)	(3,894)	80,278	—	—	29,746
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	14,994	—	—	—	—	14,994

December 31, 2006	191,606	$33,370	$81,450	8,791	$(191,343)	$939,413	$(35,526)	$827,364

March 31, 2007	191,606	$33,370	$72,779	9,364	$(217,073)	$995,606	$(40,158)	$844,524
Net income	—	—	—	—	—	170,688	—	170,688
Cumulative translation adjustment	—	—	—	—	—	—	15,019	15,019
Minimum pension liability adjustment	—	—	—	—	—	—	306	306
Realized hedging loss	—	—	—	—	—	—	(992)	(992)

Total comprehensive income								185,021

Adjustment for the adoption of FASB Interpretation No. 48 (FIN 48)	—	—	—	—	—	8,314	—	8,314
Tax benefit from exercise of stock options	—	—	5,773	—	—	—	—	5,773
Purchases of treasury shares	—	—		4,741	(137,890)			(137,890)
Sale of shares upon exercise of options and purchase rights	—	—	(42,633)	(3,948)	83,003	—	—	40,370
Share-based compensation expense related to employee stock options and stock purchase plan	—	—	15,259	—	—	—	—	15,259

December 31, 2007	191,606	$33,370	$51,178	10,157	$(271,960)	$1,174,608	$(25,825)	$961,371

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — The Company

Logitech International S.A. is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, the Company’s products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, the Company’s products include speakers and headphones. For gaming consoles, the Company offers a range of controllers and other accessories. In addition, Logitech offers wireless music solutions for the home, advanced remote controls for home entertainment systems and a PC-based video security solution for a home or small business. The Company generates revenues from sales of its products to a worldwide network of retail distributors and resellers and to original equipment manufacturers (“OEMs”). The Company’s sales to its retail channels comprise the large majority of its revenues.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq Global Select Market. In October 2006, the Company exchanged its Nasdaq-listed ADSs for Logitech shares, as a result of which Logitech shares trade on both the Nasdaq Global Select Market and the SWX Swiss Exchange. The trading symbol for Logitech shares is LOGI on Nasdaq and LOGN on SWX. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of Logitech and its subsidiaries. All intercompany balances and transactions have been eliminated. The condensed consolidated financial statements comply with Swiss law and are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2007 included in its Annual Report on Form 20-F.

In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three and nine months ended December 31, 2007 are not necessarily indicative of the results that may be expected for the year ending March 31, 2008 or any future periods.

Fiscal Year

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Changes in Significant Accounting Policies

The carrying value of certain of the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value due to their short maturities. The Company’s short-term investments are reported at estimated fair value. The fair value of short-term investments is estimated based on quoted market prices, if available, or by pricing the underlying collateral using published mortgage indices for comparably-rated collateral pools.

During the first quarter of fiscal year 2008, Logitech adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (As Amended), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). Note 12 of the condensed consolidated financial statements describes FIN 48 and the effects on our results of operations and financial position arising from its adoption.

The Company’s assessment of uncertain tax positions under FIN 48 requires that management make estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than the Company’s estimates, or the related statutes of limitations expire without the assessment of additional income taxes, the Company will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on the Company’s income tax provision and its results of operations.

There have been no other substantial changes in our significant accounting policies during the nine months ended December 31, 2007 as compared with the significant accounting policies described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and would be applied prospectively in the first quarter of the Company’s fiscal year 2009. The Company is evaluating which eligible items might be measured at fair value, and what the financial statement and disclosure impact would be.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and, as such, we will adopt this standard in fiscal year 2010. We have not yet determined the impact, if any, of SFAS 141R on our financial statements.

Note 3 — Net Income per Share

The computations of basic and diluted net income per share for the Company were as follows (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
Net income	$133,572	$94,304	$170,688	$173,655

Weighted average shares - basic	181,549	182,652	181,602	182,601
Effect of potentially dilutive stock options and stock purchase plan	7,265	8,493	7,146	8,054

Weighted average shares - diluted	188,814	191,145	188,748	190,655

Net income per share - basic	$0.74	$0.52	$0.94	$0.95
Net income per share - diluted	$0.71	$0.49	$0.90	$0.91

Share equivalents attributable to outstanding stock options of 3,703,425 and 1,541,090 for the three months ended December 31, 2007 and 2006, and 3,828,675 and 4,629,611 for the nine months ended December 31, 2007 and 2006, were excluded from the calculation of diluted net income per share. The exercise prices of these options were greater than the average market price of the Company’s shares in the applicable periods, and therefore their inclusion would have been anti-dilutive.

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, non-vested shares and similar equity instruments granted by the Company are treated as potential shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. The following table presents the effect of in-the-money employee stock options treated as potential shares in computing diluted earnings per share (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
In-the-money employee stock options treated as potential shares	15,417	19,290	16,570	17,463
Percentage of basic weighted average shares outstanding	8.5%	10.6%	9.1%	9.6%
Average share price	$33.40	$26.50	$29.01	$22.18

The following table illustrates the dilution effect of stock options granted and exercised (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
Basic weighted average shares outstanding as of December 31	181,549	182,652	181,602	182,601
Stock options granted	3,012	1,889	3,710	2,495
Stock options canceled, forfeited, or expired	(152)	(184)	(391)	(557)

Net options granted	2,860	1,705	3,319	1,938
Grant dilution (1)	1.6%	0.9%	1.8%	1.1%
Stock options exercised	1,392	1,672	3,711	3,625
Exercise dilution (2)	0.8%	0.9%	2.0%	2.0%

(1)	The percentage of grant dilution is computed based on net options granted as a percentage of basic weighted average shares outstanding.

(2)	The percentage of exercise dilution is computed based on options exercised as a percentage of basic weighted average shares outstanding.

Note 4 — Balance Sheet Components

The following provides the details of certain balance sheet components (in thousands):

	December 31, 2007	March 31, 2007
Accounts receivable:
Accounts receivable	$582,247	$404,373
Allowance for doubtful accounts	(2,247)	(3,322)
Allowance for returns	(21,252)	(15,821)
Allowances for customer programs	(114,658)	(74,853)

	$444,090	$310,377

Inventories:
Raw materials	$47,912	$41,542
Work-in-process	7	251
Finished goods	204,742	176,171

	$252,661	$217,964

Other current assets:
Tax and VAT refund receivables	$22,713	$19,695
Deferred taxes	20,452	22,705
Prepaid expenses and other	20,345	25,857

	$63,510	$68,257

Property, plant and equipment:
Plant and buildings	$32,154	$31,351
Equipment	118,912	95,915
Computer equipment	43,439	34,469
Computer software	51,973	49,804

	246,478	211,539
Less: accumulated depreciation	(159,453)	(135,225)

	87,025	76,314
Construction-in-progress	6,260	7,715
Land	3,084	3,025

	$96,369	$87,054

Other assets:
Deferred taxes	$20,527	$20,639
Cash surrender value of life insurance contracts	12,107	10,888
Deposits and other	3,357	2,551

	$35,991	$34,078

Accrued liabilities:
Accrued marketing expenses	$38,568	$29,881
Accrued personnel expenses	46,369	34,450
Income taxes payable - current	11,856	93,245
Accrued freight and duty	15,432	12,246
Deferred payment for Intrigue Technologies acquisition	37,718	33,685
Other accrued liabilities	49,100	31,573

	$199,043	$235,080

Long-term liabilities:
Income taxes payable - non-current	$89,666	$—
Obligation for management deferred compensation	14,932	12,424
Other long-term liabilities	1,234	5,450

	$105,832	$17,874

Note 5 — Short-term Investments

The Company’s short-term investments portfolio as of December 31, 2007 and March 31, 2007 consisted of the following types of collateralized investments (in thousands):

	December 31, 2007		March 31, 2007
	Par Value	Carrying Value	Par Value	Carrying Value
Residential and Commercial Mortgages	$47,474	$10,840	$85,650	$85,650
Student Loans	—	—	89,775	89,775
Revenue Bonds	—	—	35,000	35,000
Utility Mortgage Bonds	—	—	4,200	4,200

	$47,474	$10,840	$214,625	$214,625

The short-term investments are primarily auction rate securities, and are classified as available-for-sale and reported at estimated fair value. Auction rate securities generally have maturity dates greater than 10 years, with interest rates that typically reset through an auction every 28 days. These investments were considered highly liquid, however during the six months ended December 31, 2007, auctions for these investments failed.

Fair value at March 31, 2007 was based on quoted market prices. Fair value at December 31, 2007 was estimated by pricing the underlying collateral using quoted market prices or published mortgage indices for comparably-rated collateral pools. During the three months ended December 31, 2007 the Company recorded an unrealized loss of $5.5 million related to the other-than-temporary decline in the estimated fair value of these investments. During the nine months ended December 31, 2007, the total other-than-temporary decline in estimated fair value recorded for these investments was $72.9 million.

During the three months ended December 31, 2007, the Company sold at par value 50% of each of its short-term investments owned at September 30, 2007 as part of a confidential settlement agreement. The sale price was not necessarily indicative of current market prices or fair value for the securities. As a result of the settlement and sale of these securities, the Company recorded $33.7 million as realized gain in the third quarter of fiscal year 2008. During the same period, the Company also sold all of its investments in its portfolio collateralized by corporate debt at a realized loss of $6.0 million.

Note 6 — Acquisitions

In November 2007, the Company acquired WiLife, Inc. (“WiLife”), a privately held company that manufactures PC-based video cameras for self-monitoring a home or a small business. The acquisition is part of the Company’s strategy to expand its presence in digital home products.

Total consideration paid was $22.0 million, which includes $0.6 million in transaction costs. Under the terms of the purchase agreement, the Company acquired all of the outstanding shares of WiLife for $21.7 million in cash, plus a possible performance-based payment, payable in the first calendar quarter of 2011. The performance-based payment is based on net revenues attributed to WiLife during calendar year 2010. No payment is due if the applicable net revenues total $40.0 million or less. The maximum performance-based payment is $64.0 million. The total performance-based payment amount, if any, will be recorded in goodwill and will not be known until the end of calendar year 2010.

The acquisition has been accounted for using the purchase method of accounting. Accordingly, the total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Fair values were determined by Company management based on information available at the date of acquisition. The results of operations of WiLife were included in Logitech’s consolidated financial statements from the date of acquisition, and were not material to the Company’s reported results.

The allocation of total consideration to the assets acquired and liabilities assumed based on the estimated fair value of WiLife was as follows:

	November 13, 2007	Estimated Life
Tangible assets acquired	$3,432
Intangible assets acquired
Existing technology	3,000	6years
Patents and core technology	3,700	5years
Trademark/trade name	1,300	5years
Customer relationships and other	200	3years
Goodwill	13,729	—

	25,361
Liabilities assumed	(3,983)
Deferred tax asset, net	639

Total consideration	$22,017

The existing technology relates to the video surveillance cameras and software used in WiLife’s PC-based video monitoring systems. The value of the technology was determined based on the present value of estimated expected cash flows attributable to the technology. The patents and core technology represent awarded patents, filed patent applications and core architectures used in WiLife’s current and planned future products. Trademark/trade name relates to the WiLife brand names. The value of the patents, core technology and trademark/trade name was estimated by capitalizing the estimated profits saved as a result of acquiring or licensing the asset. Customer relationships and other relates to WiLife’s existing customer base, valued based on projected discounted cash flows generated from customers in place. The intangible assets acquired are amortized on a straight-line basis over their estimated useful lives. The goodwill associated with the acquisition is not subject to amortization and is not expected to be deductible for income tax purposes. The deferred tax asset relates to the tax benefit of a net operating loss carryforward, net of the deferred tax liability related to intangible assets.

Note 7 — Goodwill and Other Intangible Assets

The following table summarizes the activity in the Company’s goodwill account during the nine months ended December 31, 2007 (in thousands):

Balance as of March 31, 2007	$179,991
Additions	14,561

Balance as of December 31, 2007	$194,552

The acquisition of WiLife increased goodwill by $13.7 million. Goodwill also increased by $4.3 million due to an increase in the deferred payment amount payable to the former shareholders of Intrigue Technologies, Inc.

During the three months ended December 31, 2007, the Company determined that the functional currency of an entity acquired in fiscal year 2005 was incorrectly designated. The Company recorded an adjustment of $7.5 million to reduce goodwill with a corresponding amount recorded in cumulative translation adjustment which is a component of total comprehensive income. This correcting adjustment was recorded in the three months ended December 31, 2007 since the impact was not material to the comprehensive income in this period or any prior periods.

The remainder of the change in goodwill related to foreign currency translation adjustments.

The Company intends to fully integrate WiLife’s business into its existing operations, and discrete financial information for WiLife will not be maintained. Accordingly, the acquired goodwill will be evaluated for impairment at the total enterprise level. The Company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

The Company’s other intangible assets subject to amortization were as follows (in thousands):

	December 31, 2007			March 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$20,192	$(16,279)	$3,913	$19,943	$(14,902)	$5,041
Technology	37,523	(19,786)	17,737	34,423	(21,248)	13,175
Customer contracts	3,418	(1,603)	1,815	2,120	(1,416)	704

	$61,133	$(37,668)	$23,465	$56,486	$(37,566)	$18,920

For the three months ended December 31, 2007 and 2006, amortization expense for other intangible assets was $1.2 million and $1.4 million. For the nine months ended December 31, 2007 and 2006, amortization expense for other intangible assets was $3.7 million and $3.3 million. The Company expects that amortization expense for the three-month period ending March 31, 2008 will be $1.7 million, and annual amortization expense for fiscal years 2009, 2010, 2011 and 2012 will be $5.6 million, $4.6 million, $4.4 million and $3.5 million; and $3.7 million in total thereafter.

Note 8 — Financing Arrangements

The Company had several uncommitted, unsecured bank lines of credit aggregating $135.5 million at December 31, 2007. There are no financial covenants under these lines of credit with which the Company must comply. The Company had letters of credit and guarantees of $2.4 million at December 31, 2007, which reduce the amounts available under the lines of credit.

Note 9 — Shareholders’ Equity

Stock Split

In June 2006, the Company’s shareholders approved a two-for-one split of Logitech’s shares, which took effect on July 14, 2006. All references to share and per-share data for all periods presented herein have been adjusted to give effect to these stock splits.

Authorized and Conditional Share Capital

In June 2007, the Company’s Board of Directors approved a change in the Company’s Articles of Incorporation which eliminated the conditional share capital for 10,900,000 shares covering conversion rights granted in connection with the issuance of the Company’s convertible bonds in 2001. This conditional share capital was no longer required, as the Company satisfied its conversion obligations during fiscal year 2006 by the delivery of treasury shares rather than the issuance of shares from conditional share capital.

Share Repurchases

In June 2007, the Company announced the approval by its board of directors of a new share buyback program authorizing the repurchase of up to $250 million of its shares, subject to the approval of the Swiss Takeover Board. This new program will begin after the Company completes the share buyback program announced in May 2006.

In May 2006, the Company’s board of directors approved a share buyback program authorizing the repurchase of up to $250 million of its shares. The program expires at the Company’s 2009 Annual General Meeting at the latest. The approved amount remaining under this program at December 31, 2007 is $36.2 million.

In June 2005, the Company announced the approval by its board of directors of a buyback program of up to CHF 300 million (approximately $235 million based on exchange rates at the date of announcement). This program was completed in the quarter ended December 31, 2006.

During the three and nine months ended December 31, 2007 and 2006, the Company repurchased shares under these buyback programs as follows (in thousands):

	Three months ended December 31, (1)				Nine months ended December 31, (1)
Date of Announcement	2007		2006		2007		2006
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
May 2006	1,275	$44,328	846	$24,055	4,741	$137,890	846	$24,055
June 2005	—	—	474	12,266	—	—	2,884	61,486

	1,275	$44,328	1,320	$36,321	4,741	$137,890	3,730	$85,541

(1)	Represents the amount in U.S. dollars, calculated based on exchange rates on the repurchase dates.

Note 10 —Comprehensive Income

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three and nine months ended December 31, 2007 and 2006 was as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
Net income	$133,572	$94,304	$170,688	$173,655
Other comprehensive income (loss):
Cumulative translation adjustment	1,051	6,188	15,019	10,968
Minimum pension liability adjustment	—	—	306	—
Unrealized loss on investment, net of tax	—	(838)	—	(11,118)
Reclassification adjustment for realized (gains) losses on investment included in net income	—	67	—	(6,530)
Deferred hedging gains (losses)	1,373	(1,594)	(992)	(635)

Comprehensive income	$135,996	$98,127	$185,021	$166,340

The components of accumulated other comprehensive loss were as follows (in thousands):

	December 31, 2007	March 31, 2007
Cumulative translation adjustment	$(23,510)	$(38,529)
Pension liability adjustments	(2,422)	(2,728)
Deferred hedging gains	107	1,099

	$(25,825)	$(40,158)

Note 11 — Employee Benefit Plans

Employee Share Purchase Plans and Stock Option Plans

As of December 31, 2007, the Company offers the 2006 Employee Share Purchase Plan (Non-U.S.), the 1996 Employee Share Purchase Plan (U.S.), and the 2006 Stock Incentive Plan. Shares issued to employees as a result of purchases or exercises under these plans are generally issued from shares held in treasury.

Effective June 15, 2006, Logitech’s Board of Directors approved the splitting of the Company’s Employee Share Purchase Plan into two separate plans, one for employees in the United States and one for employees outside the United States. As a result, the Board adopted the 2006 Employee Share Purchase Plan (Non-U.S.) (“2006 ESPP”) and renamed the 1996 Employee Share Purchase Plan as the 1996 Employee Share Purchase Plan (U.S.) (“1996 ESPP”).

On June 16, 2006, Logitech’s shareholders approved adoption of the 2006 Stock Incentive Plan (the “2006 Plan”) with an expiration date of June 16, 2016. The Plan replaces the 1996 Stock Plan (“1996 Plan”).

The Company follows the accounting provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“SFAS 123R”), for share-based awards granted to employees and directors including stock options and share purchases under the 2006 ESPP and 1996 ESPP. The following table summarizes the share-based compensation expense and related tax benefit recognized in accordance with SFAS 123R for the three and nine months ended December 31, 2007 and 2006 (in thousands).

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
Cost of goods sold	$662	$628	$2,002	$2,077

Share-based compensation expense included in gross profit	662	628	2,002	2,077

Operating expenses:
Marketing and selling	2,143	1,633	5,788	5,394
Research and development	947	721	2,454	2,327
General and administrative	1,571	1,660	5,014	5,196

Share-based compensation expense included in operating expenses	4,661	4,014	13,256	12,917

Total share-based compensation expense related to employee stock options and employee stock purchases	5,323	4,642	15,258	14,994
Tax benefit	596	279	3,227	2,310

Share-based compensation expense related to employee stock options and employee stock purchases, net of tax	$4,727	$4,363	$12,031	$12,684

Share-based compensation expense per share:
Basic	$0.03	$0.02	$0.07	$0.07
Diluted	$0.03	$0.02	$0.06	$0.06

During the three and nine months ended December 31, 2007 $0.7 million and $2.0 million of share-based compensation cost was capitalized to inventory. During the three and nine months ended December 31, 2006, no share-based compensation cost was capitalized. As of December 31, 2007, total compensation cost related to non-vested stock options not yet recognized was $48.8 million, which is expected to be recognized over the next 40 months on a weighted-average basis.

The fair value of employee stock options granted and shares purchased under the Company’s employee purchase plans was estimated using the Black-Scholes-Merton option-pricing valuation model applying the following assumptions and values:

	Three Months Ended December 31,				Nine Months Ended December 31,
	2007	2006	2007	2006	2007	2006	2007	2006
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	3.8 years	4.0 years	6 months	6 months	3.8 years	3.9 years
Expected volatility	31%	34%	32%	39%	33%	32%	33%	40%
Risk-free interest rate	4.92%	5.27%	4.01%	4.68%	4.97%	4.94%	4.09%	4.75%
Expected forfeitures	0%	0%	7%	8%	0%	0%	7%	8%
Weighted average grant-date fair value of options granted	$6.53	$5.04	$9.21	$8.14	$7.01	$5.03	$9.22	$8.06

The dividend yield assumption is based on the Company’s history and future expectations of dividend payouts. The Company has not paid dividends since 1996.

The expected option life represents the weighted-average period the stock options or purchase offerings are expected to remain outstanding. The expected life is based on historical settlement rates, which the Company believes are most representative of future exercise and post-vesting termination behaviors.

Expected share price volatility is based on historical volatility using daily prices over the term of past options or purchase offerings. The Company considers historical share price volatility as most representative of future stock option volatility. The risk-free interest rate assumptions are based upon the implied yield of U.S. Treasury zero-coupon issues appropriate for the term of the Company’s stock options or purchase offerings.

SFAS 123R requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based compensation expense only for those awards that are expected to vest.

A summary of activity under the stock option plans is as follows (exercise prices are weighted averages):

	Three Months ended December 31,				Nine Months ended December 31,
	2007		2006		2007		2006
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of period	17,015,929	$13	19,887,049	$11	18,875,722	$12	21,607,944	$10
Granted	3,012,200	$31	1,889,200	$22	3,710,200	$30	2,494,700	$22
Exercised	(1,392,077)	$10	(1,672,155)	$8	(3,711,236)	$9	(3,625,432)	$7
Cancelled or expired	(152,345)	$24	(183,524)	$13	(390,979)	$21	(556,642)	$12

Outstanding, end of period	18,483,707	$16	19,920,570	$12	18,483,707	$16	19,920,570	$12

Exercisable, end of period	10,203,030	$11	11,126,018	$9	10,203,030	$11	11,126,018	$9

The total pretax intrinsic value of options exercised during the three and nine months ended December 31, 2007 was $32.7 million and $75.2 million. The tax benefit realized for the tax deduction from options exercised during the three and nine months ended December 31, 2007 was $7.1 million and $17.5 million.

Note 12 — Income Taxes

The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a portion of the Company’s income before taxes and the provision for income taxes are generated outside of Switzerland. For the three months ended December 31, 2007 and 2006, the income tax provision was $13.1 million and $9.9 million based on effective income tax rates of 9.0% and 9.5%. For the nine months ended December 31, 2007 and 2006, the income tax provision was $24.1 million and $19.9 million based on effective income tax rates of 12.4% and 10.3%.

The Company had certain discrete events related to the other-than-temporary declines in the estimated fair value and the sales of the Company’s short-term investments during the nine months ended December 31, 2007. There was no impact on the tax provision for the three and nine months ended December 31, 2007, as the Company will not derive a tax benefit from the discrete events.

Effective April 1, 2007, the Company adopted the provisions of FIN 48, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As a result of the implementation of FIN 48, the Company reduced the liability for net unrecognized tax benefits and related accrued interest and penalties by approximately $8.3 million, and accounted for the reduction as the cumulative effect of a change in accounting principle, which resulted in an increase to retained earnings of approximately $8.3 million during the three months ended June 30, 2007. As of December 31, 2007 and March 31, 2007, the total amount of unrecognized tax benefits was $102.2 million and $89.7 million, of which $85.4 million and $76.3 million would affect the effective tax rate if realized. The Company classified unrecognized tax benefits under FIN 48 as long-term income taxes payable, as no amounts appear payable within the next 12 months.

The Company continues to recognize interest and penalties related to unrecognized tax positions in income tax expense. Upon the adoption of FIN 48, the total amount of accrued interest and penalties relating to unrecognized tax benefits was $7.2 million. As of December 31, 2007, the Company has approximately $8.4 million of accrued interest and penalties related to uncertain tax positions.

The Company files Swiss and foreign tax returns. For all these tax returns the Company is generally no longer subject to tax examinations for years prior to 1999.

Although timing of the resolution or closure on audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.

Note 13 — Derivative Financial Instruments – Foreign Exchange Hedging

The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables and to provide against exposure to changes in foreign currency exchange rates related to its subsidiaries’ forecasted inventory purchases. These forward contracts generally mature within one to three months. The Company may also enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts.

Gains or losses in fair value on forward contracts which offset translation losses or gains on foreign currency receivables or payables are recognized in earnings monthly and are included in other income (expense). Gains or losses in fair value on forward contracts related to forecasted inventory purchases are also recognized in earnings monthly and are included in cost of goods sold. Prior to the quarter ended December 31, 2007, forward contracts related to forecasted inventory purchases were accounted for as cash flow hedges and gains or losses on the contracts were deferred as a component of accumulated other comprehensive loss until the inventory purchases were sold, at which time the gains or losses were reclassified to cost of goods sold.

The notional amounts of foreign exchange forward contracts outstanding at December 31, 2007 and 2006 relating to foreign currency receivables or payables were $13.2 million and $7.5 million. There were no outstanding forward contracts related to forecasted inventory purchases at December 31, 2007. The notional amount of such forward contracts outstanding at December 31, 2006 was $92.2 million. The notional amounts of foreign exchange swap contracts outstanding at December 31, 2007 and 2006 were $22.2 million and $9.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies.

Net losses recognized into cost of goods sold during the three and nine months ended December 31, 2007 were $4.0 million and $4.2 million. Realized net proceeds reclassified to cost of goods sold during the three and nine months ended December 31, 2006 were a gain of $0.6 million and a loss of $0.1 million. Unrealized net gains on forward contracts outstanding at December 31, 2007 were $0.7 million.

Note 14 — Commitments and Contingencies

At December 31, 2007, fixed purchase commitments for capital expenditures amounted to $23.7 million, and primarily related to commitments for computer software and hardware, manufacturing equipment and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At December 31, 2007, fixed purchase commitments for inventory amounted to $149.8 million, which are expected to be fulfilled within the fiscal quarter ending March 31, 2008. The Company also had other commitments totaling $38.8 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At December 31, 2007, the amount of outstanding guaranteed purchase obligations was approximately $4.0 million. The maximum potential future payments under one of the two guarantee arrangements is limited to $2.8 million. The other guarantee is limited to purchases of specified components from the named supplier. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at December 31, 2007. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with net sales in the revenue measurement period. Based on the net sales of remote controls since April 2006, we recorded a deferred payment of $37.7 million as an adjustment to goodwill. The total deferred payment amount was paid at the beginning of the fourth quarter of fiscal year 2008.

In December 2006, the Company acquired Slim Devices, Inc., a privately held company specializing in network-based audio systems for digital music. The purchase agreement provides for a possible performance-based payment, payable in the first calendar quarter of 2010. The performance-based payment is based on net revenues from the sale of products and services in calendar year 2009 derived from Slim Devices’ technology. The maximum performance-based payment is $89.5 million, and no payment is due if the applicable net revenues total $40 million or less. The total performance-based payment, if any, will be recorded in goodwill and will not be known until the end of calendar year 2009.

In November 2007, the Company acquired WiLife, Inc., a privately held company that manufactures PC-based video cameras for self-monitoring a home or a small business. The purchase agreement provides for a possible performance-based payment, payable in the first calendar quarter of 2011. The performance-based payment is based on net revenues attributed to WiLife during calendar 2010. No payment is due if the applicable net revenues total $40.0 million or less. The maximum performance-based payment is $64.0 million. The total performance-based payment amount, if any, will be recorded in goodwill and will not be known until the end of calendar year 2010.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurances that its defenses will be successful, or that any judgment or settlement in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 15 — Geographic Information

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for personal computers and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, primarily fixed assets and other non-current assets, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
Europe	$362,752	$345,631	$822,501	$763,259
North America	280,210	230,968	676,874	549,809
Asia Pacific	101,273	81,913	269,887	240,767

Total net sales	$744,235	$658,512	$1,769,262	$1,553,835

No single country other than the United States represented more than 10% of the Company’s total consolidated net sales for the three and nine months ended December 31, 2007 and 2006. One customer represented 13% and 15% of net sales in the three and nine months ended December 31, 2007.

Net sales by product family were as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
Retail - Pointing Devices	$189,093	$153,998	$454,236	$386,817
Retail - Keyboards & Desktops	145,090	109,542	341,179	261,855
Retail - Audio	147,976	153,133	364,669	309,761
Retail - Video	67,003	95,882	178,748	259,534
Retail - Gaming	55,223	58,589	113,151	108,937
Retail - Remotes	48,234	27,998	88,304	60,286
OEM	91,616	59,370	228,975	166,645

Total net sales	$744,235	$658,512	$1,769,262	$1,553,835

Long-lived assets by geographic region were as follows (in thousands):

	December 31, 2007	March 31, 2007
Europe	$19,339	$16,800
North America	28,576	25,555
Asia Pacific	50,660	46,724

Total long-lived assets	$98,575	$89,079

Long-lived assets in the United States, China and Switzerland each represent more than 10% of the Company’s total consolidated long-lived assets at December 31, 2007 and March 31, 2007.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a world leader in peripherals for personal computers and other digital platforms, developing and marketing innovative products in PC navigation, Internet communications, digital music, home-entertainment control, interactive gaming and wireless devices. For the PC, our products include mice, trackballs, keyboards, gaming controllers, multimedia speakers, headsets, webcams and 3D control devices. For digital music devices, our products include speakers and headphones. For gaming consoles, we offer a range of controllers and other accessories. In addition, we offer wireless music solutions for the home, advanced remote controls for home entertainment systems and a PC-based video security solution for a home or small business.

We sell our products to a network of distributors and resellers (“retail”) and to original equipment manufacturers (“OEMs”). Our worldwide retail network includes wholesale distributors, consumer electronics retailers, mass merchandisers, specialty electronics stores, computer and telecommunications stores, value-added resellers and online merchants. Our sales to our retail channels comprise the large majority of our revenues.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks and other mobile devices. We remain focused on strengthening our leadership in the PC peripherals market through the introduction of products that support the continued growth of the notebook market segment. We have also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and mobile entertainment and digital music systems.

Logitech’s markets are extremely competitive and are characterized by short product life cycles, rapidly changing technology, evolving customer demands, and aggressive promotional and pricing practices. In order to remain competitive, we believe continued investment in product research and development is critical to driving innovation with new and improved products and technologies. We are committed to meeting customer needs for personal peripheral devices and believe innovation and product quality are important to gaining market acceptance and strengthening market leadership.

Over the last several years, Logitech has expanded and improved its supply chain operations, invested in product development and marketing, delivered innovative new products and pursued new market opportunities. We have significantly broadened our product offerings and the markets in which we sell. Our expansion has been primarily organic, but we have also grown as a result of a limited number of acquisitions that expanded our business into new product categories.

Net sales during the three months ended December 31, 2007 increased 13% to $744.2 million compared with $658.5 million during the three months ended December 31, 2006. Retail sales increased 9% over the prior year, with strong growth in the Asia Pacific region, and more modest increases in the Americas and EMEA regions. The increase was driven by strong demand for our remotes, which increased 72%, followed by keyboards/desktops and pointing devices, which increased 32% and 23% over the same quarter in the prior fiscal year. Continuing weakness in the video category negatively impacted sales growth in the Americas and the EMEA regions. OEM sales grew 54% over the prior year, primarily due to a very strong contribution from microphones for console singing games.

Net income for the three months ended December 31, 2007 increased 42% to $133.6 million compared with $94.3 million for the same period in the prior fiscal year. Net income for the three months ended December 31, 2007 includes a net realized gain of $27.8 million from sales of short-term investments and a loss of $5.5 million related to the other-than-temporary decline in the fair value of short-term investments.

In the last quarter of fiscal year 2008, we plan to maintain the sales and profitability momentum established in the first nine months of the fiscal year. The primary focus for the next quarter and the following fiscal year will be on managing resources to create an innovative product portfolio targeted at current and future consumer trends as well as increasing the value of the Logitech brand from a competitive, channel partner and consumer experience perspective. We also intend to take advantage of the significant opportunities in emerging markets, while leveraging the growth opportunities remaining in our mature markets.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in compliance with relevant Swiss law requires the Company to make judgments, estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Logitech considers an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of the Company’s financial condition and operating results. Management has discussed the development, selection and disclosure of critical accounting estimates with the Audit Committee of the Board of Directors.

The carrying value of certain of the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value due to their short maturities. The Company’s short-term investments are reported at estimated fair value. The fair value of short-term investments is estimated based on quoted market prices, if available, or by pricing the underlying collateral using quoted market prices or published mortgage indices for comparably-rated collateral pools.

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”) as of April 1, 2007, as required. The implementation of the provisions of FIN 48 requires us to make certain estimates and judgments about the application of tax law, the expected resolution of uncertain tax positions and other matters. In the event that uncertain tax positions are resolved for amounts different than our estimates, or the related statutes of limitations expire without the assessment of additional income taxes, we will be required to adjust the amounts of the related assets and liabilities in the period in which such events occur. Such adjustments may have a material impact on our income tax provision and our results of operations. Note 12 of the condensed consolidated financial statements describes FIN 48 and the effects on our results of operations and financial position arising from its adoption.

There have been no other significant changes during the three months ended December 31, 2007 to the nature of the critical accounting estimates disclosed in the Operating and Financial Review and Prospects in Logitech’s Annual Report on Form 20-F for the fiscal year ended March 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. SFAS 157 does not require any new fair value measurements, but may change current practice in some instances. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 in the first quarter of fiscal year 2009, and is evaluating the financial statement and disclosure impact.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115”, (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and would be applied in the first quarter of fiscal year 2009. The Company is evaluating which eligible items might be measured at fair value, and what the financial statement and disclosure impact would be.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and, as such, we will adopt this standard in fiscal year 2010. We have not yet determined the impact, if any, of SFAS 141R on our financial statements.

Results of Operations

Three Months Ended December 31, 2007 Compared with Three Months Ended December 31, 2006

Net Sales

Net sales by channel and product family for the three months ended December 31, 2007 and 2006 were as follows (in thousands):

	Three Months Ended December 31,
	2007	2006	Change %
Net sales by channel:
Retail	$652,619	$599,142	9%
OEM	91,616	59,370	54%

Total net sales	$744,235	$658,512	13%

Net sales by product family:
Retail - Pointing Devices	$189,093	$153,998	23%
Retail - Keyboards & Desktops	145,090	109,542	32%
Retail - Audio	147,976	153,133	(3%)
Retail - Video	67,003	95,882	(30%)
Retail - Gaming	55,223	58,589	(6%)
Retail - Remotes	48,234	27,998	72%
OEM	91,616	59,370	54%

Total net sales	$744,235	$658,512	13%

Logitech’s Pointing Devices product family includes the Company’s mice, trackballs and other pointing devices. Keyboards and desktops include cordless and corded keyboards and desktops. Audio includes speakers and headset products for the PC, the home, and mobile entertainment platforms and wireless music systems; video is comprised of PC webcams and WiLife video security systems; gaming includes console and PC gaming peripherals; and remotes is comprised of the Company’s advanced remote controls.

Retail sales growth for the quarter was attributable to strong growth in Logitech’s remote controls, keyboards and desktops, and pointing devices product lines. OEM sales were higher as a result of strong sales of gaming peripherals, keyboards and desktops. We achieved strong sales growth in spite of a highly promotional market that resulted in higher consumer rebates during the quarter ended December 31, 2007 compared with the same period in the prior fiscal year. Approximately 55% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended December 31, 2007. Net sales growth benefited from the strengthening of the Euro in the quarter ended December 31, 2007; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Pointing Devices. Sales of the Company’s retail pointing devices increased 23% and units increased 13% for the three months ended December 31, 2007 compared with the same quarter in the prior fiscal year. Sales of cordless mice increased 24% and units increased 43%, primarily due to a strong demand for our entry level mice. Strong contribution from sales of our VX Nano, V220 Cordless Optical Mouse and our V320 Cordless Optical Mouse for notebooks led to a 62% increase in sales of cordless mice for notebooks with unit growth of 91%.

Retail Keyboards and Desktops. Sales of keyboards and desktops increased 32% and units increased 17% during the three months ended December 31, 2007 compared with the same quarter in the prior fiscal year. Stand alone keyboard sales increased 34% and desktop sales increased 20% as compared with the prior fiscal year, led by our new Wave cordless desktop and corded keyboard.

Retail Audio. Audio sales decreased 3% and units decreased 6% in the three months ended December 31, 2007 compared with the same period last year. The decline in sales was primarily caused by a decline in digital music speakers and PC headsets. Digital music speaker sales decreased 30% while units remained flat, due to very strong sales of the MM50 speakers in the prior fiscal year’s quarter compared with our new Pure-Fi Anywhere speakers. In our much broader PC speakers category, strong demand for our Z-5500 digital speakers and our G51 and X240 analog speakers led to a growth of 22% in dollars and 17% in units.

Retail Video. Retail video sales decreased 31% and units decreased 26% during the third quarter of fiscal year 2008 as compared with the same period in the prior fiscal year. The decline was primarily attributable to continued slow consumer demand in the webcam market. The decline in video sales in comparison with prior year quarters began in the fourth quarter of fiscal year 2007. Management had previously expected a return to double-digit growth in the video product line in the fourth quarter of fiscal year 2008. However, management now expects a return to double-digit growth in fiscal year 2009.

Retail Gaming. Sales of retail gaming peripherals decreased 6% and units decreased 21%. Console gaming sales decreased 10% and units decreased 24% as compared with the prior year, due to a decline in the sales of gamepads and wheels, partially offset by an increase in the sales of microphones for singing games for the Playstation and the Wii. PC gaming sales decreased 4% with units decreasing 19% driven by a decrease in sales of joysticks, gamepads and gaming mice. Sales of steering wheels increased 31% primarily due to a strong contribution from our G25 racing wheel.

Retail Remotes. In our remotes product line, sales increased by 72% and units increased 40% during the third quarter of fiscal year 2008 due to a strong demand for our Harmony 1000 remote control.

Retail Regional Performance. Retail sales in the Asia Pacific region increased 44%, led by strong contributions from cordless mice, keyboards, desktops and PC speakers. The Company’s Americas region achieved sales growth of 9% due to a strong demand in our pointing devices, keyboards and desktops and remotes product lines. Sales in the EMEA region increased 4% compared with the same quarter in the prior fiscal year, led by solid contributions from sales of remotes, PC speakers, mice, keyboards and desktops. Modest sales growth in the EMEA region has hindered the Company’s overall sales growth for the past three consecutive quarters. Sales in the EMEA region have been disproportionately impacted by the decline in the video category. The strengthening of the Euro in the three months ended December 31, 2007 positively impacted the sales growth in the EMEA region; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

OEM. Sales of OEM products increased 54% and units increased 21% in the third quarter of fiscal year 2008 compared with the same period in the prior fiscal year. OEM sales of gaming peripherals increased significantly, primarily due to sales of microphones for singing games for Playstation 3 and Wii. However, the Company does not expect sales of microphones for singing games to be a primary driver of OEM sales growth in the future. OEM keyboards also made a very strong contribution with sales doubling as compared with the prior year. OEM sales for pointing devices increased 7%.

Gross Profit

Gross profit for the three months ended December 31, 2007 and 2006 was as follows (in thousands):

	Three Months Ended December 31,
	2007	2006	Change
Net sales	$744,235	$658,512	13%
Cost of goods sold	469,801	419,855	12%

Gross profit	$274,434	$238,657	15%

Gross margin	36.9%	36.2%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and write-down of inventories.

Gross profit increased 15% in the three months ended December 31, 2007 compared with the same period in the prior fiscal year. The increase was primarily driven by sales volume increases combined with gross margin improvements on newly launched products, as well as from our ongoing efforts to reduce product costs and increase supply chain efficiencies.

Operating Expenses

Operating expenses for the three months ended December 31, 2007 and 2006 were as follows (in thousands):

	Three Months Ended December 31,
	2007	2006	Change
Marketing and selling	$98,512	$84,146	17%
% of net sales	13%	13%
Research and development	31,378	28,778	9%
% of net sales	4%	4%
General and administrative	28,318	26,137	8%
% of net sales	4%	4%

Total operating expenses	$158,208	$139,061	14%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Marketing and selling expense increased 17% over the prior year primarily due to increased personnel costs related to headcount additions in prior quarters to support higher retail sales levels as well as increased marketing spend during the quarter. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects our commitment to continued investment in research and development initiatives, particularly in the audio and video product lines. An increase in personnel costs due to headcount increases over the prior year contributed to the cost increases during the three months ended December 31, 2007. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro, Swiss franc and Canadian dollar relative to the U.S. dollar, also contributed to the increase.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of an increase in personnel costs in the three months ended December 31, 2007, attributable to headcount additions during prior quarters to support new systems and internal control procedures implemented during fiscal year 2007. The impact of exchange rate changes on translation of foreign currency general and administrative expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Interest Income, Net

Interest income and expense for the three months ended December 31, 2007 and 2006 were as follows (in thousands):

	Three Months Ended December 31,
	2007	2006	Change
Interest income	$4,375	$2,176	101%
Interest expense	(74)	(131)	44%

Interest income, net	$4,301	$2,045	110%

Interest income was higher for the third quarter of fiscal year 2008 due to higher invested balances in cash and short-term bank deposits.

Other Income, Net

Other income, net for the three months ended December 31, 2007 and 2006 was as follows (in thousands):

	Three Months Ended December 31,
	2007	2006	Change
Foreign currency exchange gains, net	$2,777	$2,074	34%
Unrealized loss on investments	(5,504)	—	0%
Realized gain on sale of short-term investments, net	27,761	—	0%
Other, net	1,148	519	121%

Other income (expense), net	$26,182	$2,593	910%

During the three months ended December 31, 2007, we recorded an unrealized loss of $5.5 million related to an other-than-temporary decline in the fair value of our short-term investments. We also recorded a gain of $33.7 million related to the short-term investments that we sold as part of a confidential settlement agreement. In addition, we sold all of our investments collateralized by corporate debt during the third quarter of fiscal year 2008 and recorded a realized loss of $6.0 million. See Note 5-Short-term Investments in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion. The change in foreign exchange gains during the three months ended December 31, 2007 resulted primarily from a gain related to an exchange of the Company’s Euro currency for U.S. dollars.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended December 31, 2007 and 2006 were as follows (dollars in thousands):

	Three Months Ended December 31,
	2007	2006
Provision for income taxes	$13,137	$9,930
Effective income tax rate	9.0%	9.5%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. Our effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets.

The Company had certain discrete events related to the other-than-temporary decline in the estimated fair value and the sales of our short-term investments during the three months ended December 31, 2007. There was no impact on the tax provision for the quarter, as the Company will not derive a tax benefit from the discrete events.

The provision for income taxes for the three months ended December 31, 2007 and 2006 included $0.6 million and $0.3 million of tax benefits related to share-based compensation expense.

The Company’s provision for income taxes of $13.1 million for the three months ended December 31, 2007 on income before income taxes of $146.7 million represents an effective income tax rate of 9.0%. If the discrete event of a net gain of $22.3 million related to our short-term investments was excluded from income before income taxes, the provision for income taxes of $13.1 million would be applied to income before income taxes excluding the discrete event of $124.5 million, and the Company’s effective tax rate would be 10.6%. The increase in the effective income tax rate to 10.6% compared with 9.5% in the third quarter of fiscal year 2007 is primarily due to changes in the Company’s geographic mix of income.

Nine months Ended December 31, 2007 Compared with Nine months Ended December 31, 2006

Net Sales

Net sales by channel and product family for the nine months ended December 31, 2007 and 2006 were as follows (in thousands):

	Nine months ended December 31,
	2007	2006	Change %
Net sales by channel:
Retail	$1,540,287	$1,387,190	11%
OEM	228,975	166,645	37%

Total net sales	$1,769,262	$1,553,835	14%

Net sales by product family:
Retail - Pointing Devices	$454,236	$386,817	17%
Retail - Keyboards & Desktops	341,179	261,855	30%
Retail - Audio	364,669	309,761	18%
Retail - Video	178,748	259,534	(31%)
Retail - Gaming	113,151	108,937	4%
Retail - Remotes	88,304	60,286	46%
OEM	228,975	166,645	37%

Total net sales	$1,769,262	$1,553,835	14%

Retail sales growth for the period was attributable to strong growth in Logitech’s remote controls, keyboards and desktops, audio and pointing devices product lines, partially offset by a decline in sales of video products. OEM sales were higher as a result of strong sales of keyboards, desktops and console gaming peripherals. Approximately 54% of the Company’s sales were denominated in currencies other than the U.S. dollar during the nine months ended December 31, 2007. Net sales growth benefited from the strengthening of the Euro in the nine months ended December 31, 2007; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Retail Pointing Devices. Sales of the Company’s retail pointing devices increased 17% and units increased 10% for the nine months ended December 31, 2007 compared with the same period in the prior fiscal year. Sales of cordless mice for notebooks increased 52%, with unit growth of 71%, primarily due to strong contributions from sales of our new VX Nano cordless laser mouse, our V220 cordless mouse for notebooks and our V320 cordless mouse for notebooks.

Retail Keyboards and Desktops. Sales of keyboards and desktops increased 30% and units increased 17% during the nine months ended December 31, 2007 compared with the same period in the prior fiscal year, led by sales of our new cordless desktop Wave and our cordless desktop MX 3200 Laser.

Retail Audio. Audio sales increased 18% during the nine months ended December 31, 2007, compared with the same period in the prior fiscal year, with units increasing 5%, primarily due to growth in sales of PC speakers. Sales of PC speakers increased 45% and units increased 33% over the prior year with a strong contribution from our X-240 analog speakers and our Z-5500 digital speakers.

Retail Video. Retail video sales decreased 31% and units decreased 28% during the nine months ended December 31, 2007 compared with the same period in the prior fiscal year. The significant decline was primarily attributable to slower than expected consumer demand in the webcam market, particularly in our EMEA region where video sales decreased 44% compared with the prior year. The decline in video sales in comparison with prior year quarters began in the fourth quarter of fiscal year 2007. Management had previously expected a return to double-digit growth in the video product line in the fourth quarter of fiscal year 2008. However, management now expects a return to double-digit growth in fiscal year 2009.

Retail Gaming. Sales of retail gaming peripherals increased 4% while units decreased 12%. Sales of PC gaming peripherals increased 12% and units decreased 2%. The growth in sales of PC gaming peripherals was driven by the G15 gaming keyboard and the G25 racing wheel. Our console gaming sales decreased 12% and units decreased 23% as compared with the prior year, due to a decline in the sales related to peripherals for prior generation consoles, particularly the PlayStation 2. Sales of our Cordless Controllers for PlayStation 3 did not offset the decline in prior generation consoles.

Retail Remotes. Sales of remotes increased 46% during the first nine months of fiscal year 2008 and units increased by 19%. The growth was primarily attributable to sales of our Harmony 1000 remote control.

Retail Regional Performance. The Company’s Americas and Asia Pacific regions achieved double-digit retail sales growth of 13% and 25% compared with the same period in the prior fiscal year. Growth in the Americas region was driven by solid contributions from the remotes, keyboards and desktops and pointing devices product lines. Sales in the Asia Pacific region were dominated by remotes, audio products, keyboards, desktops and pointing devices. Retail sales in the EMEA region increased 7%, led by sales of remotes, audio products and keyboards and desktops. Modest sales growth in the EMEA region has hindered the Company’s overall sales growth for the past three consecutive quarters. Sales in the EMEA region have been disproportionately impacted by the decline in the video category. The strengthening of the Euro in the nine months ended December 31, 2007 positively impacted the sales growth in the EMEA region; however this benefit does not consider the impact that currency fluctuations have on the Company’s pricing strategy, which may result in selling prices in one currency being raised or lowered to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

OEM. Sales of OEM products increased 37% and units increased 13% during the first nine months of fiscal year 2008 compared with the same period in the prior fiscal year. OEM sales of gaming peripherals increased significantly, led by microphones for singing games for PlayStation 3 and Wii. However, the Company does not expect sales of microphones for singing games to be a primary driver of OEM sales growth in the future. Keyboards and desktops also contributed strongly to the growth in OEM sales.

Gross Profit

Gross profit for the nine months ended December 31, 2007 and 2006 was as follows (in thousands):

	Nine months ended December 31,
	2007	2006	Change
Net sales	$1,769,262	$1,553,835	14%
Cost of goods sold	1,134,088	1,021,301	11%

Gross profit	$635,174	$532,534	19%

Gross margin	35.9%	34.3%

Gross profit increased 19% in the nine months ended December 31, 2007 compared with the same period in the prior fiscal year. The growth resulted from sales volume increases combined with gross margin improvements on newly launched products, as well as from our ongoing efforts to reduce product costs and increase supply chain efficiencies.

Operating Expenses

Operating expenses for the nine months ended December 31, 2007 and 2006 were as follows (in thousands):

	Nine months ended December 31,
	2007	2006	Change
Marketing and selling	$239,762	$205,789	17%
% of net sales	14%	13%
Research and development	91,082	79,824	14%
% of net sales	5%	5%
General and administrative	83,789	71,357	17%
% of net sales	5%	5%

Total operating expenses	$414,633	$356,970	16%

Marketing and Selling

Marketing and selling expenses were higher in the nine months ended December 31, 2007 compared with the same period in the prior fiscal year primarily due to increased personnel costs related to headcount additions in prior quarters to support higher retail sales levels as well as increased facilities costs. The impact of exchange rate changes on translation of foreign currency marketing and selling expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

The increase in research and development expense reflects our commitment to continued investment in research and development initiatives, particularly in the audio and video product lines. Increased personnel costs due to headcount additions in prior quarters were the largest contributor to the increases in research and development expense during the nine months ended December 31, 2007. The impact of exchange rate changes on translation of foreign currency research and development expenses to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

General and Administrative

General and administrative expense increased primarily as a result of an increase in headcount and occupancy expenses. Personnel costs increased 19% in the nine months ended December 31, 2007 due to headcount increases to support new systems and internal control procedures implemented during fiscal year 2007. The impact of exchange rate changes on translation of foreign currency general and administrative expenses to the Company’s U.S. dollar financial statements was not material.

Interest Income, Net

Interest income and expense for the nine months ended December 31, 2007 and 2006 were as follows (in thousands):

	Nine months ended December 31,
	2007	2006	Change
Interest income	$11,880	$5,764	106%
Interest expense	(116)	(243)	52%

Interest income, net	$11,764	$5,521	113%

Interest income was higher for the first nine months of fiscal year 2008 due to higher invested balances in cash, short-term bank deposits and short-term investments, and higher returns earned on invested amounts.

Other Income, Net

Other income, net for the nine months ended December 31, 2007 and 2006 was as follows (in thousands):

	Nine months ended December 31,
	2007	2006	Change
Foreign currency exchange gains, net	$5,730	$4,982	15%
Unrealized loss on investments	(72,923)	—	0%
Realized gain on sale of short-term investments, net	27,761	—
Gain on sale of shares of Anoto Group	—	6,597	(100%)
Other, net	1,910	852	124%

Other income (expense), net	$(37,522)	$12,431	(402%)

During the nine months ended December 31, 2007, we recorded an unrealized loss of $72.9 million related to an other-than-temporary decline in the estimated fair value of our short-term investments. We also recorded a gain of $33.7 million related to the short-term investments that we sold as part of a confidential settlement agreement. In addition, we sold all of our investments collateralized by corporate debt during the third quarter of fiscal year 2008 and recorded a realized loss of $6.0 million. See Note 5 - Short-term Investments in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion.

Other income for the nine months ended December 31, 2006 included a gain of $6.6 million on the sale of our investment in Anoto Group AB, a publicly traded Swedish technology company from which we license our digital pen technology.

Provision for Income Taxes

We adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (FIN 48), in the first quarter of fiscal year 2008. See Note 12-Income Taxes in the Notes to Condensed Consolidated Financial Statements of this Form 6-K for further discussion.

The provision for income taxes and effective tax rate for the nine months ended December 31, 2007 and 2006 were as follows (dollars in thousands):

	Nine months ended December 31,
	2007	2006
Provision for income taxes	$24,095	$19,861
Effective income tax rate	12.4%	10.3%

The Company had certain discrete events related to the other-than-temporary declines in the estimated fair value and the sales of our short-term investments during the nine months ended December 31, 2007. There was no impact on the tax provision for the nine months ended December 31, 2007, as the Company will not derive a tax benefit from discrete events.

The provision for income taxes for the nine months ended December 31, 2007 and 2006 included $3.2 million and $2.3 million of tax benefits related to share-based compensation expense.

The Company’s provision for income taxes of $24.1 million for the nine months ended December 31, 2007 on income before income taxes of $194.8 million represents an effective income tax rate of 12.4%. If the discrete event of a net loss of $45.2 million related to our short-term investments was excluded from income before income taxes, the provision for income taxes of $24.1 million would be applied to income before income taxes excluding the discrete event of $239.9 million, and the Company’s effective tax rate would be 10.0%. The decrease in the effective income tax rate to 10.0% compared with 10.3% in the nine months ended December 31, 2006 is primarily due to changes in the Company’s geographic mix of income.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At December 31, 2007, net working capital was $716.8 million, compared with $542.4 million at March 31, 2007. The increase in working capital from March 31, 2007 was primarily related to the reclassification of $89.7 million of unrecognized tax benefits from current income taxes payable to long-term income taxes payable as a result of the implementation of FIN 48 during the first quarter of fiscal year 2008. Increase in cash and cash equivalents, accounts receivable and inventory balances also contributed to the increase in working capital.

Operating activities generated cash of $289.9 million during the nine month period ended December 31, 2007. Proceeds from the sale of the balance of our investment in Anoto Group A.B. provided $11.3 million, and the exercise of stock options provided $40.4 million. During the nine months ended December 31, 2007, we used $137.9 million to repurchase shares under our share buyback program, $21.9 million for the acquisition of WiLife, $11.7 million to reduce short-term debt, and $41.3 million for capital expenditures, including investments for manufacturing equipment, leasehold improvements and tooling costs.

Cash and cash equivalents increased $303.1 million at December 31, 2007 compared with March 31, 2007, due to increased cash flow from operations and the sale of our short-term investments. We sold a portion of our short-term investments and reinvested $130.9 million into short-term bank deposits, which are classified as cash equivalents in the Company’s balance sheet.

Short-term investments totaled $10.8 million at December 31, 2007, a decrease of $203.8 million from March 31, 2007. Short-term investments decreased $130.9 million due to transfers to short-term bank deposits and $72.9 million due to the other-than-temporary decline in the estimated fair value recorded as of December 31, 2007. The auction rate securities in the Company’s short-term investment portfolio, which are collateralized by commercial and residential real estate mortgage loans, declined significantly in fair value as a result of the U.S. credit market disruptions which began during the quarter ended September 30, 2007.

Management believes the other-than-temporary decline in fair value of our short-term investments does not have a material impact on the Company’s liquidity. During the quarter ended December 31, 2007, we received $84.3 million for the sale at par of 50% of each of the securities held at September 30, 2007, pursuant to a confidential settlement agreement. The par value sale price is not necessarily indicative of current fair market value for the securities. In addition, the Company sold all of its remaining short-term investments collateralized by corporate debt and received $28.3 million during the three months ended December 31, 2007.

The Company has credit lines with several European and Asian banks totaling $135.5 million as of December 31, 2007. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from the banks, we believe that these lines of credit will continue to be made available because of our long-standing relationships with these banks. The Company had letters of credit and guarantees of $2.4 million at December 31, 2007, which reduce the amounts available under the lines of credit. At December 31, 2007, $133.1 million was available under these facilities. There are no financial covenants under these facilities.

The Company has financed its operating and capital requirements primarily through cash flow from operations and, to a lesser extent, from capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash, cash equivalents and short-term investments on hand, and borrowings, as needed, under its credit facilities.

Based upon our available cash balances and credit lines, and the trend of our historical cash flow generation, we believe we have sufficient liquidity and are not dependent upon selling the remaining short-term investments in order to fund operations for the foreseeable future.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for December 31, 2007 and 2006 (dollars in thousands):

	December 31, 2007		December 31, 2006
Accounts receivable, net	$444,090		$416,195
Inventories	252,661		234,944
Working capital	716,826		551,947
Days sales in accounts receivable (DSO) (1)	54days		57days
Inventory turnover (ITO) (2)	7.4	x	7.1	x
Net cash provided by operating activities	$289,907		$213,146

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.

(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities provided cash of $289.9 million during the nine months ended December 31, 2007 compared with $213.1 million provided during the nine months ended December 31, 2006. The increase was primarily due to improved capital efficiency and operating profit.

DSO for the third quarter of fiscal year 2008 decreased by 3 days compared with the third quarter of fiscal year 2007. Higher receivable collections during the quarter combined with higher net sales contributed to the improvement in DSO. Typical payment terms require customers to pay for product sales generally within 30 to 60 days; however, terms may vary by customer type, by country and by selling season. Extended payment terms are sometimes offered to a limited number of customers during the second and third fiscal quarters. The Company does not modify payment terms on existing receivables, but may offer discounts for early payment.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the nine months ended December 31, 2007 and 2006 (in thousands):

	Nine months ended December 31,
	2007	2006
Purchases of property, plant and equipment	$(41,289)	$(36,641)
Purchases of short-term investments	(379,793)	(231,500)
Sales of short-term investments	538,479	126,550
Proceeds from sale of investment	11,308	12,874
Premiums paid on cash surrender value life insurance policies	(346)	(537)
Acquisitions and investments, net of cash acquired	(21,911)	(20,406)

Net cash provided by (used in) investing activities	$106,448	$(149,660)

Our purchases of plant and equipment during the nine months ended December 31, 2007 were principally for machinery and equipment for two new production and manufacturing facilities, including a new surface mount technology factory in China, leasehold improvements for a new office facility in Switzerland, computer hardware and software purchases, and normal expenditures for tooling. During the nine months ended December 31, 2006, purchases of plant and equipment included costs for construction of a new factory in Suzhou, China.

During the three months ended December 31, 2007, we sold 50% of all of our short-term investments as part of a confidential settlement agreement and received $84.3 million in cash. In addition, we sold our remaining short-term investments collateralized by corporate debt for $28.3 million, at a realized loss of $6.0 million.

We received $11.3 million in the first nine months of fiscal year 2008 from the sale in March 2007 of the balance of our investment in Anoto. In April 2006, we sold 42% of our Anoto stock for $12.9 million.

In November 2007, the Company acquired WiLlife, Inc. for $21.9 million, net of cash acquired of $0.1 million and including $0.6 million in transaction costs.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the nine months ended December 31, 2007 and 2006 (in thousands except per share amounts):

	Nine months ended December 31,
	2007	2006
Repayment of short-term debt	$(11,739)	$(1,749)
Purchases of treasury shares	(137,890)	(85,541)
Proceeds from sale of shares upon exercise of options and purchase rights	40,371	29,746
Excess tax benefits from share-based compensation	14,080	10,648

Net cash used in financing activities	$(95,178)	$(46,896)

	Nine months ended December 31,
	2007	2006
Number of shares repurchased	4,741	3,730
Value of shares repurchased	$137,890	$85,541
Average price per share	$29.08	$22.93

During the nine months ended December 31, 2007, we repaid short-term debt borrowings of $11.7 million. We also repurchased 4.7 million shares for $137.9 million under the buyback program announced in May 2006. The sale of shares upon exercise of options pursuant to the Company’s stock plans realized $40.4 million during the first nine months of fiscal year 2008. In addition, cash of $14.1 million was provided by tax benefits from the exercise of share-based payment awards.

Cash used in financing activities during the nine months ended December 31, 2006 included stock repurchases of 3.7 million shares for $85.5 million under the June 2005 buyback program. Proceeds totaling $29.7 million were realized from the sale of shares upon exercise of options pursuant to the Company’s stock plans. Tax benefits from the exercise of share-based payment awards provided $10.6 million during the first nine months of fiscal year 2007.

Cash Outlook

We have financed our operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. Our working capital requirements and capital expenditures may increase to support future expansion of Logitech operations. Future acquisitions or expansion of our operations may be significant and may require the use of cash.

In June 2007, we announced the approval by the board of directors of a new share buyback program authorizing the repurchase of up to $250 million of our shares. The buyback program is subject to the approval of the Swiss Takeover Board. This new program will begin after we complete the share buyback program announced in May 2006, which authorized the repurchase of up to $250 million of our shares. During the nine months ended December 31, 2007, we repurchased 4.7 million shares for $137.9 million under the May 2006 program. The approved amount remaining under this program at December 31, 2007 is $36.2 million. We plan to continue repurchasing shares under this program.

In May 2004, we acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during the revenue measurement period, defined as any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with net sales in the revenue measurement period. Based on the net sales of remote controls since April 2006, we recorded a deferred payment of $37.7 million as an adjustment to goodwill. The total deferred payment amount was paid at the beginning of the fourth quarter of fiscal year 2008.

In December 2006, we acquired Slim Devices, Inc., a privately held company specializing in network-based audio systems for digital music. The purchase agreement provides for a possible performance-based payment, payable in the first calendar quarter of 2010. The performance-based payment is based on net revenues from the sale of products and services in calendar year 2009 derived from Slim Devices’ technology. The maximum performance-based payment is $89.5 million, and no payment is due if the applicable net revenues total $40 million or less. The total performance-based payment, if any, will be recorded in goodwill and will not be known until the end of calendar year 2009.

In November 2007, we acquired WiLife, Inc., a privately held company that manufactures PC-based video cameras for self-monitoring a home or a small business. The purchase agreement provides for a possible performance-based payment, payable in the first calendar quarter of 2011. The performance-based payment is based on net revenues attributed to WiLife during calendar year 2010. No payment is due if the applicable net revenues total $40.0 million or less. The maximum performance-based payment is $64.0 million. The total performance-based payment amount, if any, will be recorded in goodwill and will not be known until the end of calendar year 2010.

Other contractual obligations and commitments of the Company which require cash are described in the following sections.

We believe that our cash and cash equivalents, cash flow generated from operations, and available borrowings under our bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

At December 31, 2007, our outstanding contractual obligations and commitments included: (i) amounts drawn on our credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments, (iv) purchase commitments and obligations and (v) long-term liabilities for income taxes payable.

We expect to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At December 31, 2007, fixed purchase commitments for capital expenditures amounted to $23.7 million, and primarily related to commitments for manufacturing equipment, tooling, computer software and computer hardware. We also have commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At December 31, 2007, fixed purchase commitments for inventory amounted to $149.8 million, which are expected to be fulfilled within the fiscal quarter ending March 31, 2008. We also had other commitments totaling $38.8 million for consulting, other services, marketing arrangements and advertising. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to reschedule and adjust its requirements based on the business needs prior to delivery of goods or performance of services.

At December 31, 2007, the Company had $89.7 million in non-current income taxes payable which are not expected to be payable within the next 12 months.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At December 31, 2007, the amount of outstanding guaranteed purchase obligations was approximately $4.0 million. The maximum potential future payments under one of the two guarantee arrangements is limited to $2.8 million in total. The other guarantee is limited to purchases of specified components from the named supplier. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at December 31, 2007. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our shares.

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•

Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•

We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, buy tooling equipment, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•

Fluctuations in currency exchange rates can impact our revenues, expenses and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our shares.

If we fail to successfully innovate in our current and emerging product categories, our business and operating results could suffer.

The personal peripherals industry is characterized by short product life cycles, frequent new product introductions, rapidly changing technology and evolving industry standards. As a result, we must continually innovate in our current and emerging product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.

The success of our products depends on several factors, including our ability to:

•	identify new feature or product opportunities;

•	anticipate technology, market trends and consumer demands;

•	develop innovative and reliable new products and enhancements in a cost-effective and timely manner; and

•	distinguish our products from those of our competitors.

If we do not execute on these factors successfully, products that we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. In addition, if we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, designs, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed.

Our gross margins can vary significantly depending on the timing of our product introductions, market reaction to our products, product mix, geographic sales mix, customers and other factors.

Our gross margins can vary due to consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, geographic sales mix, and the complexity and functionality of new product innovations. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, or if consumer demand for our products is less than we anticipate, or if there are product pricing, marketing and other initiatives by our competitors to which we need to react that lower our margins, then our overall gross margin will be less than we project.

In addition, our gross margins may vary significantly by product line, sales geography and customer type, as well as within product lines. When the mix of products sold shifts from higher margin product lines to lower margin product lines, to lower margin sales geographies, or to lower-margin products within product lines, our overall gross margins and our profitability may be adversely affected.

The impact of these factors on gross margins can create fluctuations in our operating results, which may cause volatility in the price of our shares.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market, and a trend of declining average selling prices in the OEM market. We continue to experience aggressive price competition and other promotional activities from our primary competitors and from less-established brands, and we may choose to adjust prices or increase other promotional activities to improve our competitive position. We may also encounter more competition if any of our competitors decide to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls, streaming media devices and home or small business self-monitoring. As we do so, we are confronting new competitors, many of which have more experience in the categories or markets and have greater marketing resources and brand name recognition than we have. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well-established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we have.

We expect continued competitive pressure in both our retail and OEM business, including in the terms and conditions that our competitors offer customers, which may be more favorable than our terms and conditions and may require us to take actions to increase our customer incentive programs, which could impact our revenues and operating margins.

Pointing Devices, Keyboards and Desktops. Microsoft is our main competitor in the mice, keyboard and desktop product lines. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share. The notebook peripheral segment is also an area where we face aggressive pricing and promotions, as well as new competitors that have broader notebook product offerings than we do.

Video. Our competitors for PC Web cameras include Microsoft, Creative Labs and Philips. We are encountering aggressive pricing practices and promotions on a worldwide basis, which have impacted our revenues and margins. The market for PC webcams has also slowed significantly in the last twelve months, and as a result, pricing practices and promotions by our competitors have become more aggressive.

Microsoft is a leading producer of operating systems and applications with which our mice, keyboards and webcams are designed to operate. As a result, Microsoft may be able to improve the functionality of its own peripherals to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Audio. Competitors in audio devices vary by product line. In the PC, mobile entertainment and communication platform speaker business, competitors include Plantronics and its Altec Lansing subsidiary, Creative Labs, and Bose Corporation. In the PC headset and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. We have expanded our audio product portfolio to include network-based audio systems for digital music, an emerging market with several small competitors as well as larger established consumer electronics companies, like Sony and Philips.

Gaming. Competitors for our interactive entertainment products include Intec, Mad Catz, Pelican Accessories and Saitek Industries. Our controllers for PlayStation also compete against controllers offered by Sony.

Remotes. Our revenues and market share for personal peripheral devices for home entertainment systems have expanded substantially in the U.S. since our acquisition of Intrigue Technologies in 2004. With many companies offering universal remote controls, our success will likely attract more competition. Our competitors include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not compete effectively, demand for our products could decline, our gross margin could decrease, we could lose market share and our revenues could decline.

If we do not successfully continue to innovate and market products for notebook PCs, our business and results of operations may suffer.

We have historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of the increasing popularity of notebook and mobile products over desktop PCs. In our OEM channel, this shift has adversely affected our sales of OEM mice, which are sold with name-brand desktop PCs. Our OEM mice sales have historically made up the bulk of our OEM sales, and our OEM sales accounted for 11% and 12% of total revenues during fiscal years 2007 and 2006. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

In our retail channels, the growing popularity of notebook PCs, which are sold by retailers without peripherals, creates opportunities to sell products to consumers to help make their notebook more productive and comfortable. If we do not continue to innovate and successfully market products designed for notebook PCs and other mobile devices, our business and results of operations could be harmed. In addition, the increasing popularity of notebook PCs may result in a decreased demand by consumers for keyboards and desktops, which could negatively affect our sales of these products.

If we do not continue to improve our product demand forecasting, our business and operating results could be adversely affected.

We use our forecasts of product demand to make decisions regarding investments of our resources and production levels of our products. Although we receive forecasts from our customers, many are not obligated to purchase the forecasted demand. Also, actual sales volumes for individual products in our retail distribution channel can be volatile due to changes in consumer preferences and other reasons. In addition, our retail products have short product life cycles, so a failure to accurately predict high demand for a product can result in lost sales that we may not recover in subsequent periods, or higher product costs if we meet demand by paying higher costs for materials, production and delivery. We could also frustrate our customers and lose shelf space. Our failure to predict low demand for a product can result in excess inventory, lower cash flows and lower margins if we are required to reduce product prices in order to reduce inventories.

Over the past few years, we have rapidly and significantly expanded the number and types of products we sell, and the geographic markets in which we sell them, and we will endeavor to further expand our product portfolio and sales reach. The growth of our product portfolio and our sales markets has increased the difficulty of accurately forecasting product demand.

We have experienced large differences between our forecasts and actual demand for our products and expect differences to arise in the future. If we do not continue to improve the accuracy of our forecasts, our business and operating results could be adversely affected.

Our business depends in part on access to third-party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

In recent years we have expanded our product portfolio to include products designed for use with third-party platforms such as the Apple iPod, Microsoft Xbox, Sony PlayStation, and the Sony PSP. The growth of our business is in part due to sales of these products. However, our business in these categories relies on our access to the platforms of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. For example, to our knowledge Microsoft has not licensed any manufacturer to produce third-party wireless peripherals for use with their Xbox 360 gaming console.

Our access to third-party platforms may require paying a royalty, which lowers our product margins, or may otherwise be on terms that are not acceptable to us. In addition, the third-party platforms or technologies used to interact with our product portfolio can change without prior notice to us, which can result in our having excess inventory or lower margins.

If we are unable to access third-party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected.

Our principal manufacturing operations and third-party contract manufacturers are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations and third-party contract manufacturers are located in China. Our manufacturing operations in Suzhou, China could be severely impacted by changes in the interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade, public health and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the Chinese yuan renminbi (“CNY”), the local currency of China. Significant future appreciation of the CNY could increase our component and other raw material costs, as well as our labor costs, and could adversely affect our financial results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components, such as micro-controllers and optical sensors, were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors, such as micro-controllers and optical sensors, and base metals used in our products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in periodic capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory. Air and ground transportation costs remain under upward pressure primarily due to high fuel costs. Continued increases in the worldwide cost of fuel could result in higher transportation costs, which could adversely affect gross margins.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental and tax laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses and collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•

difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, product redesign efforts, lost revenue, loss of reputation, and significant warranty and other expenses to remedy.

Our effective tax rates may increase in the future, which could adversely affect our net income.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. For example, in the second quarter of fiscal year 2008, the recording of a discrete event related to the other-than-temporary decline in the estimated fair value of short-term investments caused the effective income tax rate to be 40.1%, as compared with 10.9% in the same quarter of the prior fiscal year. There is no assurance that our effective income tax rate will not change in future periods. The amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability. If our effective tax rate increases in future periods, our net income could be adversely affected.

The value of our short-term investments may decline further, which would adversely affect our net income.

Our short-term investments portfolio consists of auction rate securities collateralized primarily by commercial and residential real estate mortgage loans. These securities are subject to all the risks of the underlying collateral as well as the risks inherent in structured finance instruments. Their value has declined significantly and may decline further in the future.

The following factors may contribute to future decreases in value of our short-term investments:

•	Further decline in the state of the U.S. residential housing and mortgage market, which would lead to an increased risk of default in the collateral pools underlying the securities.

•

Significant defaults in the collateral pools underlying the securities, which could lead to interest payments which are not fully paid or not paid at all, and to the loss of all or substantially all of the remaining value of the securities.

•	Continued investor aversion to structured finance products with complex collateral, particularly collateralized debt obligations.

•	Downgrades by credit rating agencies in the credit ratings of the securities or the collateral pools underlying the securities.

•	Continued high levels of uncertainty or significant declines in the credit markets.

Although the collateralized debt obligations in our portfolio are designed to trade at par in regular auctions, the auctions for the securities have failed, and there is no assurance the auctions will resume. As a result, the securities only trade, if at all, with limited liquidity in the secondary debt markets.

To the extent additional future declines in the fair value of these investments occur, or if we are only able to sell the remaining securities at amounts less than our recorded estimated fair value, our net income and cash flows will be negatively impacted.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk as it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, Chinese yuan renminbi (“CNY”), British pound sterling, Japanese yen, Mexican peso, Taiwanese dollar and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. Certain receivables from individual countries are recorded in a subsidiary whose functional currency is not the same as the local currency, which can result in a foreign currency exposure.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $0.5 million at December 31, 2007. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared with the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan renminbi	$91,355	$(8,305)	$10,151
U.S. dollar	Japanese yen	17,833	(1,621)	1,981
U.S. dollar	Mexican peso	8,244	(749)	916
U.S. dollar	Taiwanese dollar	(5,263)	478	(585)
U.S. dollar	Canadian dollar	2,372	(216)	264
U.S. dollar	Euro	(1,169)	106	(130)
U.S. dollar	Swiss franc	918	(83)	102
Euro	British pound sterling	25,072	(2,279)	2,786
Euro	Norwegian kroner	(1,039)	94	(115)
Euro	United Arab Emirates dirham	1,008	(92)	112
Euro	Turkish New Lira	710	(65)	79
Euro	Croatian Kuna	640	(58)	71
Euro	Swiss franc	(625)	57	(69)

		$140,056	$(12,733)	$15,563

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in CNY. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the CNY, the Company transferred a portion of its cash investments to CNY accounts. At December 31, 2007, net assets held in CNY totaled $91.4 million. The Company continues to evaluate the level of net assets held in CNY relative to component and raw material purchases and interest rates on cash equivalents.

From time to time, the Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables or payables and to provide against exposure to changes in foreign currency exchange rates related to subsidiaries’ forecasted inventory purchases. These forward contracts generally mature within one to three months. The Company may also enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts.

The notional amounts of foreign exchange forward contracts outstanding at December 31, 2007 were $13.2 million. The notional amounts of foreign exchange swap contracts outstanding at December 31, 2007 were $22.2 million. Unrealized net gains on the contracts at December 31, 2007 were $0.7 million.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and short-term investments. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the December 31, 2007 and March 31, 2007 period end rates would not have caused a change in interest earned or interest paid which would have had a material effect on the Company’s net income or cash flows.

Changes in interest rates could also impact the fair value of the Company’s short-term investments in auction rate securities. In a rising interest rate environment, the value of these securities may be adversely affected when payments on underlying mortgages do not occur as anticipated, and when coupon payment rates are less than prevailing market interest rates. Estimates of fair value would also decline as interest rates rise, which could require additional write-downs that could have a material effect on the Company’s net income or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers S.A. (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may continue to provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, consultations regarding share-based compensation and expatriate tax matters.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of December 31, 2007 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control

In light of the unauthorized actions and subsequent misrepresentations to management by the Company’s Treasurer that led the Company to have significant exposure to dislocations in the credit markets, and the consequent significant write-down of short-term investments, the Company reviewed and evaluated its controls and procedures related to Treasury operations. The Company is implementing the new controls and procedures and will test them in the fourth quarter of fiscal year 2008. There have been no other significant changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate them by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Gerald P. Quindlen
Gerald P. Quindlen
President and Chief Executive Officer

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer, and U.S. Representative

February 1, 2008